  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8809

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SCANA CORPORATION
STOCK PURCHASE-SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCANA Corporation
100 SCANA Parkway
Cayce, South Carolina 29033

TABLE OF CONTENTS

		Page

Report of Independent Registered Public Accounting Firm		3

Statements of Net Assets Available For Benefits		4

Statement of Changes in Net Assets Available for Benefits		5

Notes to Financial Statements		6

Supplemental Schedule
Schedule of Assets (Held at End of Year)
Form 5500, Schedule H, Part IV, Line 4i		13

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor's
	Rules and Regulations for Reporting and Disclosure under the Employee Retirement
	Income Security Act of 1974 have been omitted because they are not applicable.

Signature		14

EXHIBIT

23.01	Consent of Independent Registered Public Accounting Firm	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of SCANA Corporation Stock Purchase-Savings Plan
Cayce, South Carolina
We have audited the accompanying statements of net assets available for benefits of SCANA Corporation Stock Purchase-Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in the net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purposed of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/DELOITTE & TOUCHE LLP
Raleigh, North Carolina
June 26, 2012

 SCANA CORPORATION
STOCK PURCHASE-SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, (Thousands of Dollars)	2011	2010

Investments at Fair Value -
Participant Directed Investments	$831,800	$747,618

Receivables:
Contributions Receivable - Employer	1,559	1,527
SCANA Corporation Dividends Receivable	6,630	6,274
Participant Notes Receivable	24,625	23,843
Total Receivables	32,814	31,644

Net Assets Available for Benefits at Fair Value	864,614	779,262
Adjustment From Fair Value To Contract Value for Stable Return Fund	996	—
Net Assets Available for Benefits	$865,610	$779,262

See Notes to Financial Statements.

SCANA CORPORATION
STOCK PURCHASE-SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2011 (Thousands of Dollars)

Additions:
Investment Income: Interest and Dividends	$26,848
Net Appreciation in Fair Value of Investments	53,646
Total Investment Income	80,494

Contributions:
Company and Participating Subsidiaries' Match	21,889
Participating Employees	30,175
Total Contributions	52,064
Total Additions	132,558

Deductions:
Distributions to Participants	(45,891)
Administrative Expenses	(319)
Total Deductions	(46,210)

Increase In Net Assets	86,348

Net Assets Available for Benefits, Beginning of Year	779,262

Net Assets Available for Benefits, End of Year	$865,610

See Notes to Financial Statements.

SCANA CORPORATION
STOCK PURCHASE-SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.         Summary of Accounting Policies

Basis of Accounting - The accompanying financial statements for the SCANA Corporation (the Company) Stock Purchase-Savings Plan (the Plan) have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust fund based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Quoted market prices are used to value the shares of common stock.

Effective February 25, 2011, funds invested in the Bank of America, N.A. Retirement Preservation Trust, a short-term bond fund (BoA Fund), were transferred to the Wells Fargo Stable Return Fund C (Fund C) and the BoA Fund was removed as an available investment choice. Fund C is a common collective trust fund that has invested all of its assets in the Wells Fargo Stable Return Fund G (Fund G). The value of Fund C is based on the underlying unit value of Fund G.

Fund G invests in investment contracts, including traditional guaranteed investment contracts (GICs) and security-backed contracts. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics to a traditional investment contract and is comprised of two parts: the first part is a fixed income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and return of fully accrued contract value at maturity.

There are several risks specific to investment contracts. One of the primary risks involved is credit risk of the contract issuer. Credit risk for security-backed contracts includes risks arising from the potential inability of the issuer to meet the terms of the contract wrapper and the potential default of the underlying fixed-income securities. Secondly, liquidity is limited because of the unique characteristics of investment contracts and the absence of an actively traded secondary market. Interest rate risk is also present because rates may be fixed with these products.

Fund G carries its investments at contract value. Fund G applies the provisions of Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) Sections 946-210-45 and 946-210-50 for stable value investment funds. These sections affirm contract value accounting for fully benefit-responsive investment contracts.

GICs are backed by the general account of the contract issuer. Fund G deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified period. The issuer guarantees that all qualified participant withdrawals will be at contract value (principal plus accrued interest). A security-backed contract is an investment contract (also known as a synthetic GIC or a separate account GIC) issued by an insurance company or other financial institution, backed by a portfolio of bonds.

GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing Fund G or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.
Security-backed contracts that permit the issuer to terminate at fair value generally provide that Fund G may elect to convert such termination to an amortization election. In addition, if Fund G defaults in its obligations under the contract (including the issuer's determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and Fund G will receive the fair value as of the date of termination.

GICs and security-backed contracts also generally provide for withdrawals associated with certain events which are not in the ordinary course of Fund G operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include all or a portion of the following:

•	material amendments to Fund G structure or administration;

•	changes to the participating plans' competing investment options including the elimination of equity wash provisions;

•	complete or partial termination of Fund G, including a merger with another fund;

•	the failure of Fund G to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•	the redemption of all or a portion of the interest in Fund G held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to certain corporate actions;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to Fund G or participating plans;

•	the delivery of any communication to plan participants designed to influence a participant not to invest in Fund G.

At this time, Fund G does not believe that the occurrence of any such market value event, which would limit Fund G's ability to transact at contract value with participants, is probable.

Prior to October 6, 2010, the BoA Fund was a stable value fund sponsored by Bank of America, N.A. (previously Merrill Lynch Bank & Trust Co., FSB). The beneficial interest of each participant was represented by units. Units were issued and redeemed daily at the BoA Fund's constant net asset value (NAV) of $1 per unit. Distributions to the BoA Fund's unit holders were declared daily from net investment income and automatically reinvested in the BoA Fund on a monthly basis when paid. It was the policy of the BoA Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there was no guarantee that the BoA Fund would be able to maintain this value.

Effective October 6, 2010, the BoA Fund changed from a stable value fund to a short-term bond fund. For the period from January 1, 2010 through October 6, 2010, investments held by the BoA Fund were reported at contract value as described in ASC 946-210-45 through 946-210-55. The most significant change was the elimination of the BoA Fund's wrap contracts and the change from contract value to fair value accounting. Investments held by the BoA Fund at December 31, 2010 were reported at fair value. As a result there was no longer a requirement to present an adjustment from fair value to contract value for the BoA Fund for the Plan year ended December 31, 2010. The net asset value remained at $1 per unit for the Plan year ended December 31, 2010.

Effective March 15, 2011, the Vanguard Explorer Fund was terminated and all assets were transferred to the ING Small Cap Opportunities Fund.

Effective February 10, 2012, the Vanguard Target Retirement 2005 Fund was terminated and all assets were transferred to the Vanguard Target Retirement Income Fund.

Effective March 30, 2012, the Janus Research Fund and the Vanguard Target Retirement 2055 Fund were added as investment options.

Effective April 20, 2012, the American Funds Growth Fund of America was terminated and all assets were transferred to the Janus Research Fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on their payment date or accrued if earned before year-end and paid after year-end.

Management fees and operating expenses charged to mutual fund investments are deducted from income earned on a daily basis and are not separately reflected. Management fees and operating expenses charged to the Plan for investments in the common collective trust fund are accrued daily and charged to the Plan at the end of each month. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, common stock and a common collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Payment of Benefits - Benefits are recorded when paid.
New Accounting Matters - ASU No. 2010-06, Fair Value Measurements and Disclosures - In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amended ASC 820, Fair Value Measurements and Disclosures, adding a new disclosure requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. This requirement was effective for fiscal years beginning after December 15, 2010. The adoption in 2011 did not materially affect the Plan's financial statements.

New Accounting Standards Not Yet Effective - ASU No. 2011-04 - In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amended ASC 820. ASU 2011-04 requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The Plan is currently evaluating the impact this guidance will have on the financial statements.

2.           Description of the Plan

               The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General - Employees must be at least 18 years of age and be receiving eligible earnings from the Company or participating subsidiaries or be on a leave of absence authorized by the Company to be eligible to be a participant in the Plan. The Plan is a profit sharing plan with stock bonus and employee stock ownership components. The Plan is intended to qualify under Internal Revenue Code (Code) sections 401(a), 401(k) and 401(m). The stock bonus and employee stock ownership components (the assets of which are initially invested in the Common Stock Fund, which invests solely in the Company's common stock) are intended to qualify under Code sections 401(a) and 4975(e)(7). The Plan's assets are held by Bank of America, N.A., the Plan's trustee (Trustee), pursuant to a trust agreement. Administrative expenses are paid primarily by the Company and partly by the employees (from their Plan accounts). A portion of the Plan expenses may be paid from Plan forfeitures, if available. As part of the Plan expenses, employees pay a fee for each share of Company common stock bought or sold at their direction and a nominal participant fee assessed on a quarterly basis. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - The Plan allows participants to contribute up to 25% of eligible earnings on an after-tax basis (Regular Savings) or before-tax basis (Tax Deferred Savings), subject to certain Code limitations. The Company and participating subsidiaries match participant contributions up to 6% of eligible earnings. Participants who are age 50 or older or who will attain age 50 during the calendar year and are making the maximum amount of contributions allowed by the Plan or by law may make catch-up contributions. The Plan allows for the acceptance of Direct Rollovers from eligible retirement plans, including Individual Retirement Accounts (IRA).

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions and any Company contributions and charged with withdrawals and a portion of administrative expenses. Once contributions are in a participant's account and invested, they are subject to earnings and losses based on the investment options selected by the participant. The benefit to which a participant is entitled is the participant's vested account balance.

 Investments - Participants direct the Trustee to invest contributions in any combination of available investment funds, including a fund invested in the Company's common stock, a group of mutual funds and a common collective trust fund. The Company's and participating subsidiaries' matching contributions are initially invested in shares of the Company's common stock but may be transferred by the participant at any time thereafter to any other investment option in the Plan.

Vesting - Participants are fully and immediately vested in all contributions, whether made by participants, the Company or participating subsidiaries.

Participant Loans - Participants may borrow from their account balances up to a maximum of $50,000 or 50% of their account balances, whichever is less. The loans bear interest at a fixed rate determined by using the “Prime Interest Rate” as published in the Wall Street Journal plus 1%, as determined on the first business day of the month within which the loan is originated. Principal and interest is repaid ratably through payroll deduction. Within 30 days of termination of employment or death, the outstanding loan balance, including interest, must be paid in full or the participant's account balance will be reduced by the outstanding amount of the loan causing the participant to incur taxable income in the amount of the outstanding loan balance, including interest. However, pursuant to Code regulations, a participant may treat the amount of the outstanding loan balance, including interest, that was converted into taxable income as a rollover by depositing an amount equal to the converted amount into an IRA or other tax-qualified retirement plan within 60 days from the date the outstanding loan balance was first treated as taxable income to the participant. Effective January 1, 2012, participants will be assessed $100 for each loan originated.

Distributions and Withdrawals - Before attainment of age 59-1/2, participants may request in-service withdrawals from their Prior Employer, Regular Savings, Rollover, or Company matching contribution accounts. A distribution from the Company matching contribution account may only be made from those contributions that have been held in the participant's account for two years following the close of the Plan year during which they were made. However, if the participant has participated in the Plan for at least five years, all Company contributions are eligible for distribution. Participants may not receive in-service withdrawals from their Tax Deferred Savings accounts before attaining age 59-1/2 unless they can demonstrate a financial hardship. Participants may receive full distributions from their accounts after attaining age 59-1/2 or in the event of retirement, death, disability or other termination of employment.

Dividends paid on Company common stock allocated to the employee stock ownership component of the Plan are distributed to participants. Participants may elect on a quarterly basis to have these dividends reinvested in Company common stock in lieu of such distribution.

Federal Income Tax Status - The Plan received a determination letter from the Internal Revenue Service dated April 5, 2002 indicating that the Plan complied with all required amendments and satisfied all applicable requirements of the Code through December 31, 2001. The Plan has been amended subsequent to receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is designed and continues to be operated in compliance with the requirements of the Code and that the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements. Pursuant to Code regulations, the Plan filed a request for a determination letter on January 29, 2010.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

3.          Investments

The Plan's sole investment that represented 5% or more of the Plan's net assets available for benefits was SCANA Corporation common stock of $611.7 million (13.6 million shares) as of December 31, 2011 and $536.6 million (13.2 million shares) as of December 31, 2010.

During the year ended December 31, 2011 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated or depreciated in value as follows:

(Thousands of dollars)
SCANA Corporation Common Stock	$61,402

Common Collective Trust Fund -
Wells Fargo Stable Return Fund C	1,589

Mutual Funds:
American Funds EuroPacific Growth Fund R5	(3,359)
American Funds Growth Fund of America	(467)
Dodge & Cox Stock Fund	(1,443)
ING Small Cap Opportunities	27
Managers Times Square Mid Cap Growth Fund	(387)
PIMCO Total Return Fund Instl	35
R S Partners Fund Class Y	(1,269)
T. Rowe Price Mid Cap Value Fund	(1,913)
Vanguard 500 Index Fund Signal Class	(36)
Vanguard Explorer Fund Admiral	320
Vanguard Target Retirement Income Fund	33
Vanguard Target Retirement 2005 Fund	61
Vanguard Target Retirement 2015 Fund	(86)
Vanguard Target Retirement 2025 Fund	(354)
Vanguard Target Retirement 2035 Fund	(344)
Vanguard Target Retirement 2045 Fund	(163)
Total Mutual Funds	(9,345)
Net appreciation in fair value of investments	$53,646

4.         Exempt Party-In-Interest Transactions
Certain Plan investments are shares of common stock of the Company; therefore, these transactions qualify as permitted party-in-interest transactions. At December 31, 2011 and 2010, the Plan held 13.6 million and 13.2 million shares of common stock of SCANA Corporation, the sponsoring employer, with a cost basis of $548.8 million and $499.5 million, respectively. During the year ended December 31, 2011, the Plan recorded dividend income of $20.9 million.

The Plan paid $0.3 million of investment management expenses to the Trustee during 2011.

5.         Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2011 and 2010.

December 31, (Thousands of dollars)	2011	2010
Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$865,610	$779,262
Adjustment from contract value to fair value for fully benefit-responsive stable return fund	(996)	—

Net assets available for benefits per the Form 5500, at fair value	$864,614	$779,262

6.        Reported High and Low Sales Prices of SCANA Corporation Common Stock
The following table sets forth the reported high and low sales prices of SCANA Corporation common stock on the New York Stock Exchange (NYSE) for the calendar periods indicated:

2010	High	Low
First Quarter	$38.17	$34.23
Second Quarter	39.99	34.73
Third Quarter	40.82	35.23
Fourth Quarter	41.97	40.03

2011
First Quarter	42.83	37.86
Second Quarter	42.20	38.16
Third Quarter	41.58	34.64
Fourth Quarter	45.48	38.49

2012
First Quarter	46.12	43.56
Second Quarter (Through May 31, 2012)	47.22	43.32

7.            Fair Value Measurements

The assets held by the Plan are measured at fair value. The Plan values common stock and mutual funds using unadjusted quoted prices from a national stock exchange, such as NYSE and NASDAQ, where the securities are actively traded. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.

The table below includes the major categories of debt and equity securities on the basis of the nature and risk of the investments at December 31, 2011 and December 31, 2010.

	Active Markets	Other
	For Identical	Observable
(Thousands of dollars)	Assets (Level 1)	Inputs (Level 2)	Total
2011
Common Stock - Utilities	$611,735	$—	$611,735

Mutual funds:
Domestic funds	99,255	—	99,255
Balanced funds	36,665	—	36,665
International stock funds	19,264	—	19,264
Fixed income funds	26,619	—	26,619
Total mutual funds	181,803	—	181,803

Common collective trusts -
Stable Return fund	—	38,262	38,262
Total	$793,538	$38,262	$831,800

2010
Common Stock - Utilities	$536,620	$—	$536,620

Mutual funds:
Domestic funds	100,916	—	100,916
Balanced funds	33,765	—	33,765
International stock funds	22,869	—	22,869
Fixed income funds	24,816	—	24,816
Total mutual funds	182,366	—	182,366

Common collective trusts -
Short-term bond fund	—	28,632	28,632
Total	$718,986	$28,632	$747,618

There were no fair value measurements based on significant unobservable inputs (Level 3) for any period presented.

SCANA CORPORATION
STOCK PURCHASE-SAVINGS PLAN
 SUPPLEMENTAL SCHEDULE

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Form 5500, Schedule H, Part IV, Line 4i
EIN: 57-0784499, Plan 002

		Current
(Thousands of Dollars)	Cost **	Value
* SCANA Corporation Common Stock		$611,735

Common Collective Trust Fund -
Wells Fargo Stable Return Fund C		38,262

Mutual Funds:
American Funds EuroPacific Growth Fund R5		19,264
American Funds Growth Fund of America		7,975
Dodge & Cox Stock Fund		24,401
ING Small Cap Opportunities		9,773
Managers Times Square Mid Cap Growth Fund		7,422
PIMCO Total Return Fund Portfolio Instl		26,619
R S Partners Fund Class Y		10,718
T. Rowe Price Mid Cap Value Fund		19,016
Vanguard 500 Index Fund Signal Class		19,950
Vanguard Target Retirement Income Fund		2,541
Vanguard Target Retirement 2005 Fund		1,872
Vanguard Target Retirement 2015 Fund		8,681
Vanguard Target Retirement 2025 Fund		12,755
Vanguard Target Retirement 2035 Fund		7,193
Vanguard Target Retirement 2045 Fund		3,623

* Loans to participants, with interest rates ranging from 4.25% to 9.25% and
maturities ranging from 1 month to 10 years		24,625

Total		$856,425

* Denotes permitted party-in-interest

**Cost information is not required for participant-directed investments and, therefore, is not included.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCANA CORPORATION STOCK PURCHASE-SAVINGS PLAN

BY:	/s/Tami S. Haselden
Tami S. Haselden, Plan Manager, on behalf of
Date: June 26, 2012	The SCANA Corporation Stock Purchase-Savings Plan Committee